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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hillenbrand Industries, Inc.

Full Name of Registrant

Former Name if Applicable

1069 State Route 46 East

Address of Principal Executive Office (Street and Number)

Batesville, Indiana 47006-8835

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 14, 2005, Hillenbrand Industries, Inc. (the “Company”) issued a press release announcing that on December 13, 2005, the Audit Committee of the Company’s Board of Directors concluded, after consultation with management of the Company and a review of the pertinent facts, that the previously issued financial statements contained in the Company’s Annual Reports on Form 10-K for the fiscal years ended September 30, 2003 and 2004 should not be relied upon because of errors in those financial statements related to the accounting for the divestitures of its piped-medical gas and infant care businesses. In addition, the fiscal 2005 and 2004 financial statements contained in the Company’s Quarterly Reports on Form 10-Q for the periods ended December 31, 2004, March 31, 2005 and June 30, 2005 should also not be relied upon. The Company has determined that it is necessary to restate its financial statements included in its Annual Reports on Form 10-K for the fiscal years ended September 30, 2003 and 2004 and its interim financial statements for fiscal 2004 and 2005. The Company will file a Form 8-K further detailing the restatement no later than December 19, 2005. This determination is in addition to the Company’s previous determination to restate the financial statements included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2004, as disclosed in a Form 8-K filing made on November 22, 2005.
The effects of these restatements on the Company’s consolidated financial statements for the fiscal years ended September 30, 2003 and 2004 will be included in a Form 10-K/A for the fiscal year ended September 30, 2004, which the Company expects to file in the near term, but clearly prior to the filing of our fiscal 2005 Annual Report on Form 10-K. The Company also will file a Form 10-Q/A for each of the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005 to reflect the effects of the restatements on the 2004 and 2005 financial statements included in the Quarterly Reports on Form 10-Q previously filed for those periods. No fiscal 2005 income statement information included in the previously filed reports will be restated.
Because the restatements will affect certain of the information to be included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2005 and because of the time and effort required of the Company’s accounting and financial reporting personnel to complete the review and documentation of the effects of the restatements, the Company will not be able without unreasonable effort and expense to file its Annual Report on Form 10-K on or before the prescribed due date of December 14, 2005. The Company expects to file the Annual Report on Form 10-K for the year ended September 30, 2005 on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Patrick D. de Maynadier Vice President, General Counsel and Secretary	(812)	931-2304

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☒   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☒   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously disclosed in the Company’s press release and Form 8-K dated November 28, 2005, the Company’s results of operations for the year ended September 30, 2005 will reflect the following charges, none of which are related to the restatements described above:
•	an after-tax charge of $226.1 million for the anticipated settlement of antitrust litigation;

•	pre-tax restructuring charges of $36.3 million;

•	a non-cash income tax charge of $16 million related to the write-off of a deferred tax asset corresponding with the latest restructuring action; and

•	a non-cash impairment charge of $8.7 million for an underperforming strategic investment.

Hillenbrand Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 14, 2005	By	/S/ Richard G. Keller
Richard G. Keller Vice President - Controller and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

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